As filed with the U.S. Securities and Exchange Commission on March 10, 2022

Registration No. 333-224746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

BAE SYSTEMS plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone +1-800 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporation Service Company

19 West 44th Street, Ste 200

New York, New York 10036

Telephone: +1-800-927-9800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐    immediately upon filing

☐   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of BAE SYSTEMS plc	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-104949. This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-104949.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11) and (13)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(x) Limitation upon the liability of the Depositary	Paragraphs (14) and (17)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

BAE SYSTEMS plc (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market As of the date hereof, the Company’s internet website is located at www.baesystems.com.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Amended and Restated Deposit Agreement. Amended and Restated Deposit Agreement, dated as of May 2, 2003, among BAE SYSTEMS plc, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder (the “Deposit Agreement”). Filed herewith as Exhibit (a)(1).

(a)(2)	Amendment No. 1 to Deposit Agreement. Amendment No. 1, dated as of October 14, 2008, to Deposit Agreement. Filed herewith as Exhibit (a)(2).

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement among BAE SYSTEMS plc, JPMorgan Chase Bank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 10, 2022.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

	By:	/s/Timothy E. Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BAE SYSTEMS plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2022.

BAE SYSTEMS plc

By	/s/Dr. Charles Woodburn
	Name:	Dr. Charles Woodburn
	Title:	Group Chief Executive Officer

Under the requirements of the Securities Act, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons on March 10, 2022, in the capacities indicated.

SIGNATURES

Signature	Title

/s/Sir Roger Carr*	Chairman of the Board
Sir Roger Carr

/s/Dr. Charles Woodburn	Group Chief Executive Officer and Director
Dr. Charles Woodburn	(principal executive officer)

/s/Brad Greve	Group Finance Director and Director
Brad Greve	(principal financial and accounting officer)

Executive Director
Tom Arseneault

/s/ Chris Grigg*	Non-executive Director
Chris Grigg, CBE

/s/ Ian Tyler*	Non-executive Director
Ian Tyler

/s/ Dame Elizabeth Corley*	Non-executive Director
Dame Elizabeth Corley

Non-executive Director
Nicole Piasecki

Non-executive Director
Stephen Pearce

/s/Dr. Jane Griffiths	Non-executive Director
Dr. Jane Griffiths

/s/Nick Anderson	Non-executive Director
Nick Anderson

Non-executive Director
Dame Carolyn Fairbairn

Non-executive Director
Dr. Ewan Kirk

/s/Crystal Ashby	Non-executive Director
Crystal Ashby

*By:/s/Charles Woodburn
Name: Charles Woodburn
Title: Power of Attorney

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BAE SYSTEMS plc, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in New York, New York, on March 10, 2022.

Authorized U.S. Representative

CORPORATION SERVICE COMPANY

By:	/s/Dwight Coots
Name: Dwight Coots
Title: Vice President

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Amended and Restated Deposit Agreement, dated as of May 2, 2003, among BAE SYSTEMS plc, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder (the “Deposit Agreement”).

(a)(2)	Amendment No. 1, dated as of October 14, 2008, to Deposit Agreement.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement, including the Form of ADR attached as Exhibit A thereto.